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09056673

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SEC FILE NUMBER
8-53582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Headwaters BD, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tabor Center, 1200 17th St. – Suite 900
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta A. Laraway — (303) 531-4604
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	ENGLEWOOD	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 25 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

lO
3/24

OATH OR AFFIRMATION

I, Roberta A. Laraway affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Headwaters BD, LLC, as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CONNIE R. VAZQUEZ
NOTARY PUBLIC
STATE OF COLORADO

Roberta A. Laraway
Signature

Director of Finance & Admin.
Title

Connie Vazquez
Notary Public

My Commission Expires 10/25/2011

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
___	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	o.	Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS BD, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
Headwaters BD, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Headwaters BD, LLC (the Company) as of December 31, 2008, and the related statements of operations and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headwaters BD, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2009
Denver, Colorado

HEADWATERS BD, LLC

Statement of Financial Condition
December 31, 2008

Assets

Current assets	
Cash and cash equivalents	$ 1,944,176
Advisory and other fees receivable, net	86,379
Prepaid expenses	135,912
Total current assets	2,166,467
Property and equipment, net	192,929
Deposits	41,697
Total assets	$ 2,401,093

Liabilities and Member's Equity

Current liabilities	
Accounts payable and accrued expenses	$ 199,611
Total current liabilities	199,611
Commitments and contingencies	
Member's equity	2,201,482
Total liabilities and member's equity	$ 2,401,093

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Operations and Member's Equity
For the Year Ended December 31, 2008

Revenue	$ 8,270,446
Operating expenses	
Personnel	4,363,912
Commissions	1,010,300
Travel and entertainment	698,290
Marketing	579,725
Occupancy	577,144
Database subscriptions and maintenance	310,307
Professional services	247,255
Office expense	184,817
Depreciation and amortization	122,539
Communications	101,273
Other	175,515
Insurance	68,672
Regulatory costs	32,363
Total operating expenses	8,472,112
Other income	
Interest income	83,503
Gain on disposal of assets	2,331
Total other income	85,834
Net loss	(115,832)
Beginning member's equity	1,830,262
Contributions from member	487,052
Ending member's equity	$ 2,201,482

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (115,832)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	122,539
Gain on disposal of assets	(2,331)
Bad debt expense	50,700
Equity compensation	147,603
Changes in assets and liabilities	
Advisory and other fees receivable	21,462
Prepaid expenses	(33,109)
Deposits	(13,216)
Accrued expenses	(104,717)
	188,931
Net cash provided by operating activities	73,099
Cash flows from investing activities	
Purchase of property and equipment	(84,078)
Proceeds from sale of property	4,580
Net cash used in investing activities	(79,498)
Net decrease in cash and cash equivalents	(6,399)
Cash and cash equivalents - beginning of year	1,950,575
Cash and cash equivalents - end of year	$ 1,944,176

Supplemental disclosure of cash flow information:

During the year ended December 31, 2008, $339,449 of previously accrued bonus obligations were satisfied through a non-cash contribution from the Company's parent, Headwaters MB, LLC.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Headwaters BD, LLC (the Company) was formed in December 2005 as a Delaware limited liability company and began operations January 1, 2006. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the Securities and Exchange Commission (SEC), and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

The Company is a wholly-owned subsidiary of Headwaters MB, LLC (Parent). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

During the year ended December 31, 2008, four customers accounted for 69% of total revenues.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, prepaids, and accrued expenses approximated fair value as of December 31, 2008 because of the relatively short maturity of these instruments.

Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2008, the Company recorded $48,347 as an allowance for uncollectible accounts.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from two to five years, and the lesser of the estimated useful life or the related lease terms for leasehold improvements.

Revenue Recognition

Revenue is recorded for advisory services and other fees when earned in accordance with the terms of individually negotiated contracts.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2008 was $1,705,782, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.12 to 1 as of December 31, 2008.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2008:

Furniture and fixtures	$	248,683
Computer equipment		234,415
Software		137,195
Leasehold improvements		45,029
		665,322
Less accumulated depreciation and amortization		(472,393)
	$	192,929

Note 4 - Commitments and Contingencies

Operating Leases

The Company leases office space and facilities under non-cancelable operating leases. Rent expense for the year ended December 31, 2008 was $577,144.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,		
2009	$	563,250
2010		292,815
2011		180,447
2012		147,448
Thereafter		28,774
	$	1,212,734

Guarantor on a Revolving Line-of-Credit

The Company is the sole guarantor of a $2,000,000 revolving line-of-credit that Headwaters MB, LLC has with a bank. The Company has provided a negative pledge on all of their assets. The line-of-credit is subject to certain restrictive covenants, and expires on December 31, 2008. No amount was outstanding on the line-of-credit as of December 31, 2008.

ACCOMPANYING INFORMATION

HEADWATERS BD, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2008

Total member's equity	$	2,201,482
Additions/deductions		
Property and equipment, net		(192,929)
Advisory and other fees receivable		(86,379)
Prepaid expenses and deposits		(177,609)
Net capital before haircuts on securities positions		1,744,565
Haircut on money market fund		(38,783)
Net capital	$	1,705,782
Total aggregate indebtedness	$	199,611
Net capital	$	1,705,782
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		13,307
Excess net capital	$	1,692,475
Aggregate indebtedness to net capital		0.12

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17a-5 as of December 31, 2008 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
Headwaters BD, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Headwaters BD, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Member
Headwaters BD, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2009
Denver, Colorado

HEADWATERS | BD

Financial Statements
and
Independent Auditors' Report
December 31, 2008

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS